Exhibit 99.1

The following table sets forth transactions by Cascade Investment, L.L.C. in the Common Shares of Western Asset/Claymore Inflation-Linked Opportunities & Income Fund during the period December 15, 2014 through December 30, 2014.  All of the acquisitions were effected on the New York Stock Exchange through brokers.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
12/15/2014	114,600	$11.2540	$11.2300 - $11.2700
12/16/2014	21,700	$11.2390	$11.2300 - $11.2500
12/17/2014	38,100	$11.2436	$11.2250 - $11.2600
12/18/2014	297,000	$11.2115	$11.2000 - $11.2400
12/19/2014	42,400	$11.2122	$11.1900 - $11.2400
12/22/2014	20,635	$11.2297	$11.2200 - $11.2400
12/23/2014	4,700	$11.2504	$11.2400 - $11.2700
12/30/2014	125,000	$11.2566	$11.2400 - $11.2600